SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2010

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM

Você, sem fronteiras.

Earnings Release

1Q10

TIM PARTICIPAÇÕES S.A. Announces its Consolidated Results for the First Quarter 2010

BOVESPA[1] (lot = 1 share) TCSL3: R$6.20 TCSL4: R$4.58 NYSE[1] (1 ADR = 10 PN shares) TSU: US$26.53 (1) closing prices of May 3rd, 2010
Rio de Janeiro, May 3rd, 2010 – TIM Participações S.A. (BOVESPA: TCSL3 and TCSL4; and NYSE: TSU), the company which controls directly TIM Celular S.A. and Intelig Telecomunicações Ltda., announces its results for the first quarter of 2010. TIM Participações S.A. (“TIM Participações” or “TIM”) provides telecommunication services with a nationwide presence.

The following financial and operating information, except where otherwise indicated, is presented on a consolidated basis and in Brazilian Reais (R$), pursuant to Brazilian Corporate Law. All comparisons refer to the first quarter of 2009 (1Q09) and fourth quarter of 2009 (4Q09). The Income Statement and Balance Sheet analysis refers to TIM+Intelig and for 2009 figures in a Pro-forma basis, except when otherwise indicated.

1Q10 Conference Call	1Q10 Highlights

Conference Call in Portuguese: May 4th, 2010, at: 09:00 AM Brasília time 08:00 AM US ET Conference Call in English: May 4th, 2010, at: 11:00 AM Brasília time 10:00 AM US ET
•Positive signs of our marketing approach: (i) Infinity base surpassing 23 million lines, now representing 2/3 of total pre-paid base; (ii) 70% of post- paid gross adds coming from our offers ‘Infinity’ and ‘Liberty’, (iii) high adherence of ‘Chip avulso’ (>60% of post-paid consumer gross adds);

•Subscriber base grew 17.3% YoY, reaching 42.4 million lines in March. Gross Adds of 5.5 Mln shows the best Q1 series (+42.4% YoY);

•Post-paid base reached 6.6 million users (+6.9% YoY) inverting the trend of 4Q09 (-1.8% YoY). Upward trend in post-paid mix of net adds,  from 2.4% in 2Q09 to 20.8% in March. Gross in post-paid grew 46.7% YoY;

For further information, please access the Company’s website: www.tim.com.br/ir
•Strong MOU at 100 minutes (+42.4% YoY). New offers stimulating on-net usage (local and LD) thus maintaining interconnection under control;

•Network Service Quality at 100% of Anatel’s requirements in Mar’10, preserving quality despite strong usage increase;

•Net service revenues reached R$3,146 million, a growth of +5.4% YoY (or +5.3% TIM stand alone). Considering IFRS figures (stated by controlling shareholder), TIM stand alone growth would be +6.2% YoY. Double-digit growth in voice outgoing revenues (+12.3% YoY);

•SAC on a market comparable basis drop to R$78 (-24.6% YoY) – following new market approach (Chip-only and rationale commissioning)supporting SAC/ARPU ratio to reduce at 3.3x;

Investor Relations Contacts
ri@timbrasil.com.br
(+55 21) 4009-3742 / 4009-3446 /
4009-3751 Avenida das Américas, 3434

Bloco 01 6° andar – Barra da Tijuca
Rio de Janeiro, RJ - Brazil
Zip Code 22640-102
Fax: +55 21 4009-3990
•OPEX decreased 3.7% YoY - maintaining the efficiency plan to finance the intense commercial activity. Breakdown: COGS (-16%), Bad Debt (-33%), G&A and Personnel (-8%), Network and Interconnection (-4%)and Commercial (+10%);

•EBITDA at sound increase of 30.9% YoY to R$810 million. EBITDA margin reached 24.8% (25.8% TIM only), a strong improvement from 19.5% in 1Q09 (20.1% TIM only). Considering IFRS figures (stated by controlling shareholder), TIM stand alone margin would be ~29% in 1Q10;

•Net Profit of R$30.0 million in 1Q10 vs a loss of R$165.2 million in 1Q09;

•CAPEX totaled R$575.8 million (3x vs 1Q09) – to speed up Intelig integration and 3G roll-out and to improve 2G capacity.

Message from Management

After 1 year of work, we are proud to announce you that now we have a much better Company, not only because of our solid Economic and Financial Results reported in Q1, but even more because of the strengthen foundations of the Company: high quality, strong innovation, better productivity and much more efficiency.

• Our network reached 100% of Anatel’s quality requirements in March. For us it represents a great mark, because we maintained the high standard quality of our network along with traffic volume per user increasing by +42% year-over-year (total traffic volume grew 64% YoY);

• Infinity plan reached over 23 million users, the largest community base in Brazil. We stopped post-paid base erosion and now we are growing at a good pace (150 thousand users in this quarter), even stable if compared to a strong 4Q09;

• We continue ranking #2 in value (service revenues and EBITDA), maintaining the value proposition aligned with growth;

• Our service revenues started to present a yearly growth in this quarter (+5.4%), inverting the flattish trend seen along 2009. Our voice outgoing revenues also registered a double-digit growth (+12%) following our voice strategy focus;

• Our market share for service revenues should continue to be above 26% - while market share of users stood at 23.6%;

• Sound EBITDA growth of 32% YoY for the Mobile business or 31% YoY when considering Intelig, while EBITDA margin reached 25.8% (rising 570 bps YoY) or 24.8% when considering Intelig (+530 bps YoY). Such improvement is a clear signal of good balance between service revenue increase and ongoing cost efficiency program;

Definitely we are a better company after these 12 months. In one side – operationally - we observed a big change in key elements of the business, where we improved markedly the Innovation and Overall Quality (network and caring), while keeping the pace of sustainable growth of our subscriber base;

We are consolidating the Infinity and Liberty plans launched last year with very good results. As for the Infinity, we crossed the 23 million user barrier with an outstanding contribution to our results. On the Liberty, the innovative “Chip-Only” strategy has showed another set of encouraging results, where almost 2/3 of gross addition in post-paid came along with this approach.

All these achievements were possible through a remarkable contribution from the productivity gain in our sales channel, which almost doubled in post-paid segment and increased significantly the pre-paid.

On the network perspectives, the aforementioned improvements were backed by the reliability of our network. We activated in this quarter 4x more 2G and 3G antennas when compared to the same period of 2009. 3G coverage roll-out phase is speeding-up and we doubled the numbers of cities coverage compared with a year ago.

Another turn-around - Intelig is being a crucial asset for TIM, allowing us to cease leased lines costs spike (following Data traffic increase) and helping us build a robust network platform. In this quarter we started the integration phase, which encompass among other actions:

  Transferring the network department to TIM

  Transferring TIM direct sales force to Intelig

  Focusing on fixed and convergent services

  Adopting a lean approach on the operational side

  Increasing Top-of-Mind with CSP 23

  Partnership with local utilities company (i.e: AES)

  Indirect sales force start-up

As for the financials - we are also seeing positive evidences after this one year of turnaround, and we are pleased to see such good pace at the beginning of the year. Starting from service revenues, the growth of 5.3% year-over-year for TIM stand alone is a good signal of our offering adherence and positive elasticity to traffic spike. Running down the numbers, EBITDA for TIM stand alone showed a strong performance with a growth of 32% year-over-year, largely influenced by an aggressive approach on the efficiency plan.

The year of 2010 started great. We have a challenging year ahead of us, but now we are set to go. I believe we are in the right country, with very good opportunities unexplored in Telecom sector (especially in fixed business) and now with a stronger company.

Pushing on Fixed to Mobile substitution will continue to be one of our strategic priorities, together with the 3G aggressive roll-out (i.e.: the highest speed in São Paulo), revamping Intelig business, strengthening our network reliability and keeping on innovating are our main goals for the next quarters.

Luca Luciani

Operational Performance

Brazilian Market Overview

Market net adds grew by 28% YoY in organic basis
The Brazilian mobile market reached 179.1 million lines by the end of 1Q10 (+16.6% YoY), a deceleration from 1Q09’s YoY growth (+22.1%). Penetration rate in Brasil increased to 93% in the 1Q10, from 82% in the same period last year. It is important to mention that good part of market growth has been supported by: i) Multiple SIM-Card sales (mostly in the pre-paid segment), ii) different disconnection policies carried out in the market.

Total net additions in the first quarter totalled 5.2 million versus 4.0 million in the same period last year. This number represents a significant increase of 70% (or a 28% organic growth – i.e. excluding TIM´s cleanup of around one million lines in Feb´09). As for the comparison versus past quarter, 1Q10 posted a 16.6% drop as the fourth quarter is seasonably a period of strong sales activities.

Breaking down the base into pre-paid and post-paid segments, the first reached 147.7 million users in the quarter (+17.8% YoY), and accounting for 82.5% of total market. As for the post-paid, total users reached 31.4 million, a 11.0% increase versus the same period last year.

TIM’s Performance

Gross Adds of 5.5 Mln shows the best Q1 series… … Chip Only in post-paid already accounts for 61% of gross adds
Our total subscriber base ended the first quarter with 42.4 million lines, 17.3% up from 1Q09, and representing a market share of 23.6%. Total net additions in the period came in at 1.3 million lines, or 24.3% of total market net additions. This performance compares to 1Q09’s reported net additions of -306k lines and ~700k lines in the organic comparison.

As a result of the Company’s repositioning and great response from our recent plans, gross adds registered a significant growth of 42.4% in the yearly comparison, amounting to 5.5 million additions (vs. 3.8 million lines in 1Q09) and the best in Q1 series. In the post-paid segment, the growth of gross adds was even higher, 46.7% YoY. It is worth highlighting that the adherence of Chip-only already accounts for 61% of post-paid consumer gross adds in the 1Q10, showing a great success of this new model approach for the segment.

Our disconnections reached 4.2 million, slightly up from 4.1 million lines posted a year ago. However, if we look at the churn rate, it reached 10.2% in the period, an improvement in the quarterly and yearly comparison (versus 11.5% and 11.4% respectively).

Net adds in post-paid stable QoQ despite seasonality of 4Q
The post-paid segment reached 6.6 million users (or a 6.9% YoY growth) inverting the YoY trend observed in the 4Q09 of a -1.8% yearly drop. Total post-paid net additions totaled 150k lines in the 1Q10 (stable QoQ besides comparing to a seasonably very strong quarter). This result reaffirms our upward trend in post-paid net additions, starting from a mix of 2.4% in 2Q09 to 20.8% as of March’10.

> 23 million users in Infinity plan	In the pre-paid front, total users reached 35.8 million, up 19.5% from 1Q09 – largely impacted by the Infinity plan, which has passed over 23 million users, and now representing ~2/3 of our total non-contract base.

Network & Quality: Our GSM coverage achieved 93.4% of the country’s urban population, serving around 2,970 cities. In March’s SMP quality indicators from Anatel, TIM scored 100% of network service quality goals. Such result reinforces TIM’s commitment to provide high standard of voice service quality amid a consistent traffic growth following our MOU intensive strategy.

As for our data coverage, TIM provides GPRS technology to 100% of its footprint, while 75% is covered through EDGE technology. As for the Third Generation (3G) technology, TIM is now present in more than 116 cities – reaching ~47% of urban population in Brazil. Our 3G rollout is based upon a strategy of right on spot coverage, supported by a proprietary infra-structure.

Marketing Performance

In the 1Q10, TIM followed the same go-to-market approach seen in the previous quarters, and focused on consolidating the offers launched last year: Infinity and Liberty, together with the incentives of ‘Chip Avulso’ model approach. Essentially, offers aimed at stimulating usage (local + LD) under community based concept.

Positive results coming from our offers
We can already see constructive results from this strategy, such as: (i) Infinity base surpassing 23 million lines, now representing 2/3 of total pre-paid base, (ii) 70% of post- paid gross adds coming from Infinity and Liberty, (iii) high adherence of ‘Chip Avulso’ (>60% of post-paid gross adds) – resulting in a period of strong post-paid additions even compared to 4Q09. The underlying pillars of ours strategy remain key: enhancing our community base through a very distinctive offer and strong commitment to quality of network and caring - associated with profitability growth.

For the post-paid segment, TIM launched the ‘Infinity Zero’ offering, a innovative plan with no monthly fee - customers only pay the monthly usage and also are able to benefit from Infinity concept (paying per call, both local and LD using CSP 41). Still in the segment, TIM also launched in the quarter the ‘Liberty+100’ plan, with a promotional monthly fee of R$49.00. This plan has the same benefits of Liberty (unlimited calls within TIM community), but also includes 100 minutes for off-net local traffic and unlimited calls also extended to radio users. The new offer is based on Chip-only model.

As for the pre-paid segment, TIM maintained the push on Infinity with 25 cents promotion (for local and long distance), leveraging usage and customer growth. Company also launched another innovative product for the segment, ‘TIM Fixo Pré’, a fixed voice offer with no monthly fee or minimum recharge requirement. This new product reinforces TIM’s convergent portfolio, adding an attractive and simple solution for residential fixed telephony.

For Intelig, TIM started the turnaround phase by launching the 10th anniversary of Intelig with the promotional campaign ‘Promoção Aniversário 10 Anos Intelig 23’, long distance calls (national and for other 23 countries) for only R$0.10 per minute. Also in 1Q10, Intelig launched ‘Intelig Combo’, which offered fixed telephony together with the first high speed broadband plan using BPL technology (Broadband Over Powerline), through a partnership with AES Eletropaulo.

As for the data service, TIM continued to encourage data usage through micro-browsing plans. In the quarter, the Company began to offer a daily data plan for prepaid clients. The plan allows clients to use up to 40MB in their handsets for only R$2.90, the lowest price in the market.

Still on data service, TIM complemented its internet access portfolio in January, launching the ‘TIM Wi-Fi’ service, exclusively available for TIM post-paid clients. The new offer consists in an internet Wi-Fi access in public places through partnership (i.e. Vex). There are three limited packages: Wi-Fi Day (24 hour access), Wi-Fi Week (7 days of access) and Wi-Fi Month (30 days of access).

On the handset side, TIM began to sell unlocked devices in 12 installments following ‘Chip Avulso’ strategy put in place in 2009. Even tough, customers can purchase an unlocked device, in 12 installments, from our complete and innovative handset portfolio. During the quarter, TIM launched the new ‘Motorola Quench’, with Android technology, and the Samsung Blue Earth, an eco-friendly device´.

We also had some specific social campaigns, intensifying TIM’s commitment with sustainability and the society. In January we created a national donation channel through SMS to support storms victims in Angra dos Reis (RJ) and São Luiz do Paraitinga (SP).

Another initiative from TIM in the 1Q10 was to sponsor the second edition of ‘Earth Hour’ campaign in Brazil, an international event that aims at global warming alerts by turning off the lights for one pre-determined hour. TIM invited 14 million clients through SMS to take part of this initiative, also posting the event countdown in Twitter and promoted a cultural contest.

In summary, 2010’s first quarter further enhanced 2009’s approach: innovation, stimulating usage between TIM community (Local + LD), outstanding network quality and commitment with the society.

Financial Performance

Selected financial data – Revenues

DESCRIPTION	1Q10 TIM+Intelig	1Q09 TIM+Intelig	% Y-o-Y	4Q09 TIM+Intelig	% Q-o-Q
R$ thousands
Gross Revenues	4,639,624	4,457,639	4.1%	4,958,063	-6.4%
Telecommunications Services	4,340,918	4,080,107	6.4%	4,635,564	-6.4%
Telecommunications Services - Mobile	4,071,807	3,838,438	6.1%	4,360,276	-6.6%
Usage and Monthly fee	2,038,987	1,869,488	9.1%	2,228,491	-8.5%
Long distance	570,508	454,439	25.5%	567,543	0.5%
Interconnection	918,789	1,036,307	-11.3%	997,975	-7.9%
Value added services - VAS	484,153	429,683	12.7%	488,640	-0.9%
Others	59,370	48,521	22.4%	77,627	-23.5%
Telecommunications Services - Fixed	269,111	241,669	11.4%	275,288	-2.2%
Handset sales	298,706	377,532	-20.9%	322,499	-7.4%
Discounts and deductions	(1,370,181)	(1,283,952)	6.7%	(1,415,912)	-3.2%
Taxes and discounts on services	(1,194,988)	(1,095,109)	9.1%	(1,249,095)	-4.3%
Taxes and discounts on handset sales	(175,193)	(188,843)	-7.2%	(166,817)	5.0%
Net Revenues	3,269,443	3,173,687	3.0%	3,542,151	-7.7%
Services	3,145,930	2,984,998	5.4%	3,386,469	-7.1%
Products	123,513	188,689	-34.5%	155,682	-20.7%

Operating Revenues

Mobile Gross service revenues: +6.1% YoY
Gross service revenues reached R$4,341 million in the first quarter of 2010, up 6.4% YoY (or up 6.1% when comparing only mobile operations). As for Gross product revenues, Q1 reached R$299 million, a significant drop of 20.9% in a YoY comparison – resulting in a total gross revenues of R$4,640 million in the 1Q10, 4.1% increase versus the same period last year.

The main gross revenues breakdown and highlights for the mobile business are presented as follows:

Remarkable improvement in Voice outgoing revenues: 12.3% YoY
Voice outgoing revenues (usage+LD) improved 12.3% YoY thanks to local and LD services and showing a positive elasticity from our voice strategy. It comes as an acceleration from 4Q09’s YoY increase (+3.1%) and even greater versus 1Q09’s yearly drop of 4.4%.

Usage and monthly fee revenues reached R$2,039 million this quarter, a yearly growth of 9.1%, accelerating when compared to 4Q09’s YoY increase (+0.7%). The improvement comes from the great performance of Infinity and Liberty plans which showed right balance of base growth and higher usage pattern. It’s worth noting that the pre-paid segment showed a double-digit revenue growth this quarter.

Promoting F-M substitution
Long distance revenues achieved R$571 million in the quarter, a strong 25.5% increase YoY and again accelerating versus previous quarter (yearly comparison of +13.7%). LD revenue growth is another evidence of the positive elasticity coming from new offers (which promotes the community concept also for LD calls). LD traffic increased five times on a yearly comparison, signs of traffic migration from F-F to M-M and fresh traffic coming from pre-paid.

Lowering MTR to 21% of total gross service revenues
Interconnection revenues decreased 11.3% YoY to R$919 million, following incoming traffic drop of 8.1%. This trend continues mainly due to F-M traffic substitution and to a strong push from on-net based plans for TIM and market as a whole. New offers have been allowing the Company to reduce the dependency on MTR, which now represents less than 21% of gross service revenues (vs. 25% a year ago).

VAS revenues, stood at R$484 million, growing 12.7% when compared to the same period last year. As a result, gross VAS revenues accounted for 11% of service revenues. The growth came mainly from innovative services via mobile browsing (i.e. e-mails, social networking).

Strong adherence of Chip-only strategy
Handsets revenues decreased 20.9% to R$299 million. The drop reflects the success of ‘TIM Chip Only’ offer for post-paid, which now represents more than 60% of consumer gross additions. It is important to highlight that in 1Q10, gross additions went up more than 40% in both segments, post-paid and pre-paid. As for the handset volume sold, 1Q10 decreased by 1.1% vs. 1Q09, while the price also drop 21.8% in the same period.

Fixed Revenues

Including Intelig and TIM fixo revenues, it totaled R$269 million of gross revenues in the quarter, increasing 11.4% when compared to pro-forma figures in 1Q09. The increase was mainly driven by higher LD voice usage (as a result of Intelig’s new marketing campaigns)and data revenue growth coming from corporate segment.

Net service revenues: +5.4% YoY
Consolidated Net service revenues reached R$3,146 million, a growth of +5.4% YoY (or +5.3% TIM stand alone). Considering IFRS figures (stated by controlling shareholder), TIM stand alone growth would be +6.2% YoY. The performance was supported by strong voice traffic growth associated with positive elasticity - and representing a significant improvement in the service revenue trend when compared to flattish YoY trend observed along 2009. Net handset revenues came in at R$124 million, a sharp drop of 34.5% when compared to the 1Q09, following TIM Chip-only strategy. Total net revenues amounted to R$3,269 million this quarter, a growth of 3.0% when compared to 1Q09.

MOU jump assured by Network capacity and quality
MOU (minutes of use) grew to 100 minutes in the 1Q10, up 42.4% vs. 70 minutes registered in the 1Q09 and flat performance QoQ, despite the negative seasonal impact. The significant traffic growth observed in the period was concentrated within our network (thus maintaining interconnection costs under control). Such strong traffic increase was followed by higher CAPEX (3x higher vs 1Q09) and a rigorous technical approach in the network aiming at an outstanding network quality - as confirmed by Anatel’s 100% grade in March.

ARPU at R$24.0 reducing yearly drop trend	ARPU (average revenue per user) came in at R$24.0 in the 1Q10, a reduction of 8.6% YoY, following mobile market trend. This market trend is explained by multiple SIM Card effect, penetration rate increase in lower income classes and recurrent incoming revenues drop from the market as a whole. However, TIM is gradually reducing yearly ARPU erosion (from 11.7% in the 1Q09 to 8.6% in the 1Q10), as a result of better customer quality acquisition (supported by our offers) and a consistent disconnection policy.

Selected financial data – Operating Costs and Expenses

DESCRIPTION	1Q10 TIM+Intelig	1Q09 TIM+Intelig	% Y-o-Y	4Q09 TIM+Intelig	% Q-o-Q
R$ thousands
Operating Expenses	(2,459,645)	(2,555,232)	-3.7%	(2,560,514)	-3.9%
Personnel expenses	(151,893)	(175,744)	-13.6%	(153,361)	-1.0%
Selling & marketing expenses	(790,155)	(719,572)	9.8%	(919,214)	-14.0%
Network & interconnection	(1,022,261)	(1,067,668)	-4.3%	(1,083,522)	-5.7%
General & administrative	(112,179)	(118,442)	-5.3%	(123,980)	-9.5%
Cost Of Goods Sold	(272,930)	(324,451)	-15.9%	(203,340)	34.2%
Bad Debt	(92,627)	(138,235)	-33.0%	(82,353)	12.5%
Other operational revenues (expenses)	(17,600)	(11,120)	58.3%	5,256	-

* P f TIM I li

Operating Costs and Expenses

OPEX drop despite intense commercial activity
Total Operating costs and expenses amounted to R$2,460 million in the 1Q10, a decrease of 3.7% YoY - maintaining the efficiency plan by reducing discretionary costs to finance the intense commercial activity. In the commercial front, TIM maintained the main pillar of go-to-market approach with: i) attractive offers with on-net incentives (avoiding interconnection costs pressure); ii) Chip-only strategy (aiming at reducing subsidy and Bad Debt) and iii) selective sales channels (improving productivity and rational commissioning).

Costs and Expenses breakdowns are presented as follows:

Personnel expenses dropped to R$152 million, a significant reduction of 13.6% when compared to 1Q09. The drop is explained by the organization restructuring (lowering management layers and commercial focus) and headcount reduction in the period (-12.3% YoY).

Selling and Marketing expenses continue to grow fast
Selling & Marketing expenses reached R$790 million, 9.8% higher when compared to the same period last year, mainly due to: 1) commissioning on acquisition - reflecting gross adds increase (more than 40% in both segments); 2) recharge commissioning – following pre-paid revenue increase; 3) fistel taxes – result of subscriber base growth and higher net adds in the period. TIM also maintained advertising and publicity expenses at high levels (flat YoY) as to strengthen new offers communication and to support brand awareness.

Interconnection cost drop amid significant traffic growth
Network and Interconnection cost decreased 4.3% YoY to R$1,022 million in this quarter. Despite the significant traffic increase (MOU +42% YoY) and customer base growth (+17.3%), TIM managed to reduce interconnection cost – mainly due to overall traffic growth was concentrated within our network. As for the fixed network cost, we registered an YoY increase following 3G roll-out speed up in the quarter and network integration with Intelig. TIM still controls the growth pace of leased lines costs following a selective approach on mobile broadband commercialization.

General and Administrative expenses (G&A) amounted to R$112 million in the 1Q10, down 5.3% in the YoY comparison, mainly from a reduction on third party services. The reduction on G&A is one of Company’s efforts on cutting discretionary costs.

Cost of Goods Sold drop 15.9% YoY to R$273 million in the quarter. The reduction reflects the decrease of handset sales volume and device average price drop.

Bad debt drop 33% YoY supported by a rational go to market
Bad Debt expenses reduced to R$93 million (-33.0% YoY) while increasing post-paid customer base in the period (+6.9%). The consistent Bad debt YoY downward trend is an evidence of rational go-to-market approach, relied on an efficient customer Credit Scoring and success of TIM Chip-only strategy. As a result, Bad debt as a percentage of net service revenues, reached 2.9% in this quarter, a significant drop vs. 4.6% in 1Q09.

SAC (market comps) at R$78 drop of 24.6% YoY
Subscriber Acquisition Costs (SAC) on a market comparable basis (SAC= subsidy + commissioning + full advertising expenses) stood at R$78 in the 1Q10, 24.6% lower when compared to the same period last year. The result gives evidence that our new market approach is based on a healthy economics (rationale commissioning system and lower handset subsidy) amid a strong gross addition of +42.4% YoY - allowing TIM to reduce SAC/ARPU ratio to 3.3x in the 1Q10 vs. 4.0x in 1Q09.

EBITDA

EBITDA (earnings before interests, taxes, depreciation and amortization) at sound increase of 30.9% YoY to R$810 million. EBITDA margin reached 24.8% (25.8% TIM only), a strong improvement from 19.5% in 1Q09 (20.1% TIM only). Considering IFRS figures (stated by the controlling shareholder), TIM stand alone margin would be ~29% in 1Q10. The strong YoY margin improvement was supported by a rebound on service revenue growth in the quarter and OPEX reduction despite intense commercial activity and strong growth on traffic usage.

Depreciation and Amortization

Depreciation and amortization accounted for R$667 million in the first quarter, a drop of 0.7% when compared to the 1Q09 and an increase of 2.8% QoQ.

EBIT

EBIT (earnings before interest and taxes) totaled R$143 million in the 1Q10. In a yearly comparison, EBIT performed well above the loss of R$54 million registered in the 1Q09 - following a greater EBITDA result in the quarter.

Net Financial Result

Net financial expenses totaled R$74 million in the quarter, 7.1% above when compared to 1Q09 mainly due to higher debt (R$ 4,079 million vs R$3,473 in 1Q09), but partially offset by lower cost of debt.

Income and Social Contribution Taxes

Income and Social Contribution taxes came at R$38.9 million, a YoY drop of 9.3%, explained by a higher taxable base in the 1Q09 (coming from hedge contracts end).

Net Profit

Net Profit reached R$30.0 million in 1Q10, against a loss of R$165.2 million in 1Q09, driven by the services revenue improvement and a higher efficiency on costs.

CAPEX (Investments)

Investments totaled R$575.8 million in the 1Q10, approximately three times the amount invested in 1Q09 - Company’s efforts continue to further improve quality of service, capacity for 2G and expanding the 3G coverage, which in April reached 116 cities.

Net financial position and free cash flow

Gross Debt amounted to R$ 4,079 million (of which 67% long term), up from R$3,473 million in 1Q09. Such increase is due to new disbursement of the soft loans financing granted from BNDES and EIB. Company’s debt is composed by long-term financing from BNDES (Brazilian Economic and Social Development Bank), BNB (Banco do Nordeste do Brasil) and EIB (European Investment Bank), as well as borrowings from other local and international financial institutions.

Approximately 27% of our total debt is denominated in foreign currency (USD and JPY), and it is 100% hedged in local currency. Average cost of debt stood at 9.9% in the 1Q10 compared to 12.5% in the 1Q09.

Cash and Cash equivalents reached R$ 1,521 million, resulting in a net debt position (gross debt less cash and cash equivalents) of R$ 2,557.

Operating Free Cash Flow was -R$716 million – backed by an EBITDA of R$810 million, a seasonal negative working capital variation of R$950 million and R$576 million of CAPEX in the period. As a result, net cash flow was -R$874 million in 1Q10.

Dividends

General shareholder’s meeting, held on April 27th, 2010, approved the distribution of dividend, in the amount of R$204.1 million (and equivalent to R$0.1251 per preferred share and R$1.251 per ADR). The total amount will be fully distributed to the Company’s preferred shareholders. The shareholders that have purchased shares until April 27th, 2010, inclusively, are entitled to dividend rights. The payment of the related dividend will be on June 25th, 2010.

Ownership Breakdown

About TIM Participações S.A.

TIM Participações S.A. is a holding company that provides telecommunication services all across Brazil through its subsidiaries, TIM Celular S.A. and Intelig Telecomunicações LTDA. TIM Participações is a subsidiary of TIM Brasil Serviços e Participações S.A., a Telecom Italia group company. TIM launched its operations in Brazil in 1998 and consolidated its nationwide footprint in 2002, thus becoming the first wireless operator to be present in all of Brazilians states.

TIM provides mobile, fixed and long distance telephony as well as data transmission services, with the focus always on the quality of the services offered to clients. Thanks to the GSM technology, TIM has a nationwide reach of approximately 94% of the urban population – the widest GSM coverage in Brazil, with presence in 2,970 cities. TIM also provides extensive data coverage services in the country, 100% of it using GPRS, 75% using EDGE, besides having a sophisticated Third Generation (3G) network serving more than 35% of the country’s urban population. The Company has international roaming agreements for TIM clients with more than 430 networks available in more than 200 countries across six continents.

The TIM brand is strongly associated with innovation and quality. During its presence in the country, it has become the pioneer in a diversity of products and services, such as MMS and Blackberry in Brazil. Continuing this trend, it renewed its portfolio in 2009 to position itself as the operator that devises “Plans and Promotions that Revolutionize”. It launched two families of plans – ‘Infinity’ and ‘Liberty’, in addition to the sophisticated ‘Da Vinci’. The new portfolio is based on an innovative concept, with a great deal of incentive to use (billing by call, unlimited use) and constantly explores the concept of TIM community, with more than 42 million lines in Brazil.

In December 2009, the company concluded the merger of 100% of Intelig, which provides fixed, long distance telephony and data transmission services in Brazil. The merger, announced in April, will expand TIM’s network infrastructure, a combination that allows to speed up the development of the 3G network, to optimize the cost of renting facilities, and also to improve our competitive positioning in the telephony market.

TIM Participações is a publicly-held company, whose shares are listed on the São Paulo Stock Exchange (BM&FBOVESPA) and ADRs (American Depositary Receipts) are listed on the New York Stock Exchange (NYSE). TIM is also included in a select group of companies of the Corporate Sustainability Index(ISE) of BM&FBOVESPA.

Disclaimer

This document may contain forward-looking statements. Such statements are not statements of historical fact and reflect the beliefs and expectations of the Company's management. The words "anticipates”, "believes”, "estimates”, "expects”, "forecasts”, "plans”, "predicts”, "projects”, "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties foreseen, or not, by the Company. Therefore, the Company’s future operating results may differ from current expectations and readers of this release should not base their assumptions exclusively on the information given herein. Forward-looking statements only reflect opinions on the date on which they are made and the Company is not obliged to update them in light of new information or future developments.

Attachments

Attachment 1:	Balance Sheet
Attachment 2:	Income Statements
Attachment 3:	2009 Income Statements (Pro-forma TIM + Intelig)
Attachment 4:	Cash Flow Statements
Attachment 5:	EBITDA
Attachment 6:	Consolidated Operational Indicators
Attachment 7:	Glossary

The Complete Financial Statements, including Explanatory Notes, are available at the Company’s Investor Relations Website: www.tim.com.br/ir

Attachment 1

TIM PARTICIPAÇÕES S.A.

Balance Sheet (BR GAAP)

(R$ Thousand)

DESCRIPTION	1Q10	4Q09	% Q-o-Q	1Q09*

ASSETS	16,513,559	17,449,734	-5.4%	14,260,713

CURRENT ASSETS	5,844,023	6,766,521	-13.6%	4,299,775
Cash and cash equivalents	1,505,403	2,413,032	-37.6%	450,953
Short-term investments	16,016	146,145	-89.0%	5,271
Accounts receivable	2,334,461	2,480,143	-5.9%	2,259,895
Inventories	276,933	406,434	-31.9%	431,159
Recoverable Taxes	870,942	906,153	-3.9%	560,052
Deferred income and social contribution taxes	19,820	32,709	-39.4%	38,223
Prepaid expenses	639,105	238,270	168.2%	509,499
Derivative contracts	54,231	49,237	10.1%	10,094
Other assets	127,112	94,398	34.7%	34,628

NONCURRENT	10,669,536	10,683,213	-0.1%	9,960,938
Noncurrent assets
Long-term investments	15,084	16,567	-9.0%	9,009
Accounts receivable	35,353	41,269	-14.3%	-
Recoverable Taxes	229,597	221,738	3.5%	228,732
Deferred income and social contribution taxes	196,886	196,886	0.0%	110,763
Judicial deposits	306,786	227,521	34.8%	150,659
Prepaid expenses	14,181	9,847	44.0%	13,073
Derivative contracts	31,831	29,027	9.7%	124,086
Other assets	11,934	11,863	0.6%	7,268

Permanent Assets
Property, plant and equipment	5,296,068	5,323,174	-0.5%	4,566,173
Intangibles	4,430,349	4,494,342	-1.4%	4,611,658
Deferred	101,467	110,979	-8.6%	139,517

LIABILITIES	16,513,559	17,449,734	-5.4%	14,260,713

CURRENT LIABILITIES	4,864,890	5,736,889	-15.2%	3,774,434
Suppliers	2,272,529	3,099,983	-26.7%	1,533,194
Loans and financing	1,369,945	1,417,363	-3.3%	1,242,698
Derivative contracts	53,037	48,122	10.2%	23,826
Salaries and related charges	117,293	106,811	9.8%	117,663
Taxes, charges and contributions	711,909	724,105	-1.7%	561,484
Dividends payable	224,601	224,652	0.0%	193,294
Other liabilities	115,576	115,853	-0.2%	102,275

NONCURRENT LIABILITIES	3,296,003	3,390,130	-2.8%	2,839,837
Loans and financing	2,648,527	2,742,595	-3.4%	2,306,232
Derivative contracts	93,467	113,200	-17.4%	34,895
Provision for contingencies	207,376	208,167	-0.4%	254,560
Pension plan	7,464	7,527	-0.8%	6,353
Taxes, charges and contributions	37,295	29,141	28.0%	-
Asset retirement obligations	243,156	237,094	2.6%	217,375
Other liabilities	58,718	52,406	12.0%	20,422

SHAREHOLDERS' EQUITY	8,352,666	8,322,715	0.4%	7,646,442
Capital	8,149,096	8,149,096	0.0%	7,613,610
Capital reserves	15,569	15,569	0.0%	34,330
Income reserves	158,050	158,050	0.0%	142,516
Net Income (Loss) for the period	29,951	-	-	(144,014)

* TIM Stand Alone

     Attachment 2

TIM PARTICIPAÇÕES S.A.

Income Statements Pro-forma TIM Stand Alone Basis (BR GAAP)

(R$ Thousand)

DESCRIPTION	1Q10 TIM Only	1Q09 TIM Only	% Y-o-Y	4Q09 TIM Only	% Q-o-Q

Net Revenues	3,120,220	3,034,625	2.8%	3,404,131	-8.3%
Services	2,996,708	2,845,936	5.3%	3,248,450	-7.7%
Products	123,512	188,689	-34.5%	155,681	-20.7%
EBITDA	805,853	609,451	32.2%	958,537	-15.9%
EBITDA Margin	25.8%	20.1%	5.7 p.p	28.2%	-2.3 p.p

Income Statements TIM+Intelig (BR GAAP)

(R$ Thousand)

DESCRIPTION	1Q10 TIM+Intelig	1Q09 TIM+Intelig	% Y-o-Y	4Q09 TIM+Intelig	% Q-o-Q

Gross Revenues	4,639,624	4,457,639	4.1%	4,958,063	-6.4%
Telecommunications Services	4,340,918	4,080,107	6.4%	4,635,564	-6.4%
Telecommunications Services - Mobile	4,071,807	3,838,438	6.1%	4,360,276	-6.6%
Usage and Monthly fee	2,038,987	1,869,488	9.1%	2,228,491	-8.5%
Long distance	570,508	454,439	25.5%	567,543	0.5%
Interconnection	918,789	1,036,307	-11.3%	997,975	-7.9%
Value added services - VAS	484,153	429,683	12.7%	488,640	-0.9%
Others	59,370	48,521	22.4%	77,627	-23.5%
Telecommunications Services - Fixed	269,111	241,669	11.4%	275,288	-2.2%
Handset sales	298,706	377,532	-20.9%	322,499	-7.4%
Discounts and deductions	(1,370,181)	(1,283,952)	6.7%	(1,415,912)	-3.2%
Taxes and discounts on services	(1,194,988)	(1,095,109)	9.1%	(1,249,095)	-4.3%
Taxes and discounts on handset sales	(175,193)	(188,843)	-7.2%	(166,817)	5.0%
Net Revenues	3,269,443	3,173,687	3.0%	3,542,151	-7.7%
Services	3,145,930	2,984,998	5.4%	3,386,469	-7.1%
Products	123,513	188,689	-34.5%	155,682	-20.7%
Operating Expenses	(2,459,645)	(2,555,232)	-3.7%	(2,560,514)	-3.9%
Personnel expenses	(151,893)	(175,744)	-13.6%	(153,361)	-1.0%
Selling & marketing expenses	(790,155)	(719,572)	9.8%	(919,214)	-14.0%
Network & interconnection	(1,022,261)	(1,067,668)	-4.3%	(1,083,522)	-5.7%
General & administrative	(112,179)	(118,442)	-5.3%	(123,980)	-9.5%
Cost Of Goods Sold	(272,930)	(324,451)	-15.9%	(203,340)	34.2%
Bad Debt	(92,627)	(138,235)	-33.0%	(82,353)	12.5%
Other operational revenues (expenses)	(17,600)	(11,120)	58.3%	5,256	-
EBITDA	809,798	618,455	30.9%	981,637	-17.5%
EBITDA Margin	24.8%	19.5%	5.3 p.p	27.7%	-2.9 p.p
Depreciation & amortization	(667,215)	(671,968)	-0.7%	(648,742)	2.8%
Depreciation	(374,665)	(367,900)	1.8%	(375,262)	-0.2%
Amortization	(292,550)	(304,068)	-3.8%	(273,480)	7.0%
EBIT	142,583	(53,513)	-	332,895	-57.2%
EBIT Margin	4.4%	-1.7%	-	9.4%	-5.0 p.p
Net Financial Results	(73,709)	(68,797)	7.1%	(31,912)	131.0%
Financial expenses	(290,149)	(286,507)	1.3%	(198,497)	46.2%
Financial income	216,440	217,710	-0.6%	166,585	29.9%
Income before taxes and Minorities	68,874	(122,310)	-	300,983	-77.1%
Income tax and social contribution	(38,923)	(42,929)	-9.3%	47,790	-
Net Income (Loss)	29,951	(165,239)	-	348,773	-91.4%

Attachment 3

TIM PARTICIPAÇÕES S.A.

2009 Income Statements (BR GAAP)

Pro-forma TIM+Intelig

(R$ Thousand)

DESCRIPTION	1Q09	2Q09	3Q09	4Q09	2009

Gross Revenues	4,457,639	4,779,798	4,822,618	4,958,063	19,018,118
Telecommunications Services	4,080,107	4,206,468	4,334,353	4,635,564	17,256,492
Telecommunications Services - Mobile	3,838,438	3,932,696	4,050,855	4,360,276	16,182,265
Usage and Monthly fee	1,869,488	1,950,420	2,019,782	2,228,491	8,068,181
Long distance	454,439	453,087	468,051	567,543	1,943,120
Interconnection	1,036,307	978,828	993,839	997,975	4,006,949
Value added services - VAS	429,683	483,284	495,580	488,640	1,897,187
Others	48,521	67,077	73,603	77,627	266,828
Telecommunications Services - Fixed	241,669	273,772	283,498	275,288	1,074,227
Handset sales	377,532	573,330	488,265	322,499	1,761,626
Discounts and deductions	(1,283,952)	(1,293,788)	(1,382,966)	(1,415,912)	(5,376,618)
Taxes and discounts on services	(1,095,109)	(1,088,470)	(1,148,834)	(1,249,095)	(4,581,508)
Taxes and discounts on handset sales	(188,843)	(205,318)	(234,132)	(166,817)	(795,110)
Net Revenues	3,173,687	3,486,010	3,439,652	3,542,151	13,641,500
Services	2,984,998	3,117,998	3,185,519	3,386,469	12,674,984
Products	188,689	368,012	254,133	155,682	966,516
Operating Expenses	(2,555,232)	(2,722,130)	(2,667,310)	(2,560,514)	(10,505,186)
Personnel expenses	(175,744)	(155,240)	(161,138)	(153,361)	(645,483)
Selling & marketing expenses	(719,572)	(841,502)	(887,604)	(919,214)	(3,367,892)
Network & interconnection	(1,067,668)	(1,008,787)	(1,055,408)	(1,083,522)	(4,215,385)
General & administrative	(118,442)	(128,907)	(117,699)	(123,980)	(489,028)
Cost Of Goods Sold	(324,451)	(466,727)	(335,308)	(203,340)	(1,329,826)
Bad Debt	(138,235)	(95,671)	(102,887)	(82,353)	(419,146)
Other operational revenues (expenses)	(11,120)	(25,296)	(7,266)	5,256	(38,426)
EBITDA	618,455	763,880	772,342	981,637	3,136,314
EBITDA Margin	19.5%	21.9%	22.5%	27.7%	23.0%
Depreciation & amortization	(671,968)	(678,387)	(693,589)	(648,742)	(2,692,686)
Depreciation	(367,900)	(373,021)	(379,906)	(375,262)	(1,496,089)
Amortization	(304,068)	(305,366)	(313,683)	(273,480)	(1,196,597)
EBIT	(53,513)	85,493	78,753	332,895	443,628
EBIT Margin	-1.7%	2.5%	2.3%	9.4%	3.3%
Net Financial Results	(68,797)	265,439	88,603	(31,912)	253,333
Financial expenses	(286,507)	(28,631)	(74,618)	(198,497)	(588,253)
Financial income	217,710	294,070	163,221	166,585	841,586
Income before taxes and Minorities	(122,310)	350,932	167,356	300,983	696,961
Income tax and social contribution	(42,929)	(37,956)	27,579	47,790	(5,516)
Net Income (Loss)	(165,239)	312,976	194,935	348,773	691,445

Attachment 4

TIM PARTICIPAÇÕES S.A.

Cash Flow Statements (BR GAAP)

(R$ Thousand)

	1Q10	4Q09%		1Q09*

EBIT	142,583	325,133	-56.1%	(31,771)

Depreciation and Amortization	667,215	630,450	5.8%	641,222
Capital Expenditures	(575,847)	(995,631)	-42.2%	(194,444)
Changes in Net Operating Working Capital	(949,786)	1,148,647	-	(1,665,550)

FREE OPERATING CASH FLOW	(715,835)	1,108,599	-	(1,250,543)

Income and Social Contribution Taxes	(26,034)	(56,571)	-54.0%	(31,702)
Dividends and Interest on Capital	(51)	(62)	-17.7%	(70)
Capital increase	-	516,725	-	-
Efect of Intelig acquisition (HOLDCO merger)	-	(632,774)	-	-
Net Financial Revenue	(73,709)	(59,580)	23.7%	(69,314)
Judicial Deposits	(77,565)	(17,364)	346.7%	(4,268)
Other changes	19,538	828	2259.6%	8,966

NET CASH FLOW	(873,656)	859,801	-	(1,346,931)

* TIM Stand Alone

Attachment 5

TIM PARTICIPAÇÕES S.A.

EBITDA

(R$ Thousand)

EBITDA Reconciliation	1Q10	1Q09*	% Y-o-Y	4Q09*	% Q-o-Q

Net Income	29,951	(165,239)	-	348,773	-91.4%
(+) Provision for Income Tax and Social Contribution	(38,923)	(42,929)	-9.3%	47,790	-
(+) Net Financial Results	(73,709)	(68,797)	7.1%	(31,912)	131.0%
EBIT	142,583	(53,513)	-	332,895	-57.2%
(+) Amortization and Depreciation	(667,215)	(671,968)	-0.7%	(648,742)	2.8%
EBITDA	809,798	618,455	30.9%	981,637	-17.5%

* Pro-forma TIM+Intelig

Attachment 6

TIM PARTICIPAÇÕES S.A.

Consolidated Operational Indicators

TIM Stand Alone

	1Q10	1Q09	4Q09	% Y-o-Y	% Q-o-Q

Brazilian Wireless Subscriber Base (million)	179.1	153.7	174.0	16.6%	3.0%
Estimated Total Penetration	93.0%	80.6%	90.6%	12.5 p.p.	2.5 p.p.
Municipalities Served - TIM GSM	2,970	2,772	2,958	7.1%	0.4%
Market Share	23.6%	23.5%	23.6%	0.2 p.p.	0.0 p.p.
Total Lines ('000)	42,356	36,096	41,102	17.3%	3.1%
Prepaid	35,754	29,923	34,651	19.5%	3.2%
Postpaid	6,602	6,174	6,452	6.9%	2.3%
Gross Additions ('000)	5,462	3,836	6,059	42.4%	-9.9%
Net Additions ('000)	1,254	-306	1,503	-	-16.6%
Churn	10.2%	11.4%	11.5%	-1.2 p.p	-1.2 p.p
ARPU (R$)	24.0	26.2	27.0	-8.6%	-11.1%
MOU	100	70	99	42.4%	0.4%
SAC Market Comparable (R$)	78	104	82	-24.6%	-4.3%
Investment (R$ million)	575.8	194.4	995.6	196.2%	-42.2%
Employees	8,950	10,209	9,231	-12.3%	-3.0%

Attachment 7

Glossary

Financial Terms	Operational Indicators

Bad Debt (PDD) – Provision for estimated amount of accounts receivable.(customer balance).that has been determined to be uncollectible.
CAPEX (capital expenditure) – capital investment.
EBIT = Earnings before interest and tax.
EBITDA = Earnings before interest, tax, depreciation and amortization.
EBITDA Margin = EBITDA / Operating Net Revenue.
Net Debt = Gross debt – cash.
Net debt / EBITDA = Index wichs evaluates the Company’s ability to pay its debt with the generation of operating cash of the period.
Operating Cash Flow = EBITDA – CAPEX.
PL – Shareholders’ Equity.
Subsidy = (net revenue from goods – cost of sales + vendors discounts) / gross additions.
Working Capital = Operational current assets – operational  current liabilities.

ARPU (Average Revenue per User) – Average total net service Revenue per customers in the period.
ARPM (Average Revenue per Minute) – ARPU / MOU
Churn rate – Percentage of the disconnections from customer base during the period.
Customers – Number of access in service.
Gross additions – Total of customers acquired in the period.
Market penetration = (Company’s total number of customers + estimated number of customers of competitors) / each 100 inhabitants in the Company’s operating area.
Market Share – Company’s total number of customers / number of customers in its operating area.
MOU (minutes of use) – monthly average in minutes of traffic per customer = (total number of outgoing minutes + incoming minutes) / monthly average of customers in the period.
Net additions = Gross additions – number of customers disconnected.
SAC (Customer acquisition cost) = (subsidy + commissions + advertising & promotions) / gross additions.
VU-M – Mobile termination rate.

Technology and Services

CSP – Carrier Selection Code to long distance calls.
EDGE (Enhanced Data rates for Global Evolution) – technique developed to increase the speed of data transmission via cell phone, creating a real broadband for handsets with the GSM technology. The first EDGE handsets available offer speed that  can reach up to 200 Kbps, depending on the handset model.
GSM (Global System for Móbile Communications) – A system storing and coding cell phone data, such as user calls and data.  The GSM is now the standard most used in the world.
SMP – Personal Mobile Services.
SMS (Short Message Service) – Ability to send and receive alphanumerical messages.
3G/HSDPA (High-Speed Downlink Packet Access) – 3G technology capable of proceed data transmission with higher speed, allowing the internet access through high speed connections to mobile users.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: May 04, 2010	By:	/s/ Claudio Zezza

Name: Claudio Zezza
Title: CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.